EXHIBIT 12.01
Ratio of Earnings to Fixed Charges
PharmaNet Development Group , Inc.
Ratio of Earnings to Fixed Charges

UNAUDITED
	Six months Ended
	June 30,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002
EARNINGS

PRETAX INCOME	2,095,358	3,185,178	17,869,187	11,696,006	7,668,158	5,477,981
FIXED CHARGES	6,703,703	13,885,730	16,617,839	3,663,662	1,131,368	673,096
AMORT OF CAP INTEREST	—	—	—	—	—	—
LESS: CAP INTEREST	—	—	—	—	—	—
LESS: PREFERRED DIVIDENDS	—	—	—	—	—	—

	8,799,061	17,070,908	34,487,026	15,359,668	8,799,526	6,151,077

FIXED CHARGES

INTEREST EXPENSE	3,532,662	8,114,581	12,016,506	2,690,995	416,455	271,113
1/3 OF RENT	3,171,041	5,771,149	4,601,333	972,667	714,912	401,983
PREFERRED DIVIDENDS	—	—	—	—	—	—

	6,703,703	13,885,730	16,617,839	3,663,662	1,131,368	673,096

RENTAL EXPENSE	9,513,123	17,313,446	13,804,000	2,918,000	2,144,737	1,205,949

RATIO OF EARNINGS TO FIXED CHARGES	1.31	1.23	2.08	4.19	7.78	9.14